SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes   ☐    No  ☒

This Report on Form 6-K contains:

-	Adecco SA: Media Release (5 March 2004) on announcement date of results 2003 / Q1 2004; AGM date

Media release

Adecco expects to publish Full Year 2003 Results on April 20 and to hold AGM on

May 26, 2004.

CHESEREX, SWITZERLAND, March 5, 2004: the Board of Directors of Adecco S.A. today issued the following statement:

•	Following the meeting of the Audit and Finance Committee and the Board of Directors, the Company now expects to announce Adecco Group Full Year 2003 audited results on April 20, 2004. On the same day, the Company also intends to announce its Q1 2004 figures.

•	The Annual General Meeting of shareholders convened to approve the Adecco Group 2003 financial results will take place on May 26, 2004. This meeting will also elect the Board of Directors.

•	The Board notes that, according to the latest management information, operations to the end of February YTD remain healthy, with Group sales in local currencies continuing to grow in February faster than in the same period last year.

•	The Board also reiterates that, based on information currently available to it, to date no evidence demonstrating major misappropriations or irregularities that would be financially significant to the Company as a whole has been found.

•	The Board of Directors together with the Management wish to thank all the Adecco Group employees for their commitment and hard work during this period, and all the clients and associates for their continuing support.

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time and costs necessary to complete the independent inquiry and the results of that investigation and related governmental inquiries, and the effect of the results of the investigations on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 29, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Additional information is available at the Company’s website at www.adecco.com

Enquiries

Adecco media centre:	+41 1 878 8888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 5 March 2004	By:	/s/ Andres Cano
Andres Cano Chief Financial Officer ad interim

Dated: 5 March 2004	By:	/s/ Hans R. Brütsch
Hans R. Brütsch Corporate Secretary